Konsta Real Estate Properties, Ltd.
c/o Riokom, LLC
156 Leninskii Prospect 119571
Moscow, Russian Federation

                            January 29, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Attention:	Tom Kluck Legal Branch Chief

Re:	Konsta Real Estate Properties, Ltd. Withdrawal Request of Registration Statement on Form 20-F (SEC File No. 000-53540)

Ladies and Gentlemen:

Konsta Real Estate Properties, Ltd. (the “Company”) hereby requests immediate withdrawal of its registration statement on Form 20-F together with all exhibits thereto (collectively, the "Registration Statement") filed with the Securities and Exchange Commission (the “Commission”).  The Registration Statement was initially filed on December 29, 2008 and has not become effective.

The Company submits this request for withdrawal with reference to comments in the Commission’s letter to the Company dated January 13, 2009. The Company intends to respond to these comments by filing a further registration statement on Form 20-F at a later time.

If you have any questions with respect to this matter, please contact Barry Grossman or David Selengut of Ellenoff Grossman & Schole, LLP, U.S. securities law counsel to the Company, at (212) 370-1300.

Sincerely, Konsta Real Estate Properties, Ltd.

By:	/s/ Roman Plavnik
Dr. Roman Plavnik
Chief Executive Officer